GREENBERG TRAURIG, LLP.
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200

Anthony J. Marsico
(212) 801-9362
marsicoa@gtlaw.com                                            February 3, 2000



VIA EDGAR
__________

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Ms. Lillian Cummins

                  Re:  Commodore Applied Technologies, Inc.
                       Registration Statement on Form S-3
                       Registration No. 333-95445

Dear Ms. Cummins:

     On behalf of Commodore Applied Technologies, Inc., a Delaware corporation (the "Company"), we hereby submit for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 473(c) under the Securities Act of 1933, as amended, the following delaying amendment to the Company's Registration Statement on Form S-3 (Registration No. 333-95445) (the "Registration Statement"):

     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

     The Company intends to prepare a pre-effective amendment to the Registration Statement, which shall, among other things, contain the foregoing delaying amendment on the facing page thereof in accordance with Rule 473(c).

     Should any member of the Commission's staff have any questions concerning the above delaying amendment or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at the above direct telephone extension.



                                                   Very truly yours,




                                                   /s/ ANTHONY J. MARSICO
                                                   -----------------------------
                                                        Anthony J. Marsico

cc:  Mr. Bentley J. Blum
     Mr. Paul E. Hannesson
     Stephen A. Weiss, Esq.